Mail Stop 4631

                                                           September 7, 2018

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

       Re:     Arrestage International, Inc.
               Amendment No. 10 to Registration Statement on Form S-1 Filed August 27, 2018
               File No. 333-222148
               Form 10-Q for Fiscal Quarter Ended June 30, 2018
               Filed August 17, 2018
               File No. 333-222148

Dear Mr. Croft:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-1

Exhibit 23.2

   1. Please amend your filing to include a consent from your auditor that is updated to reference the appropriate filing.
 Gary Croft
Arrestage International, Inc.
September 7, 2018
Page 2

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Exhibit 31.1

    2. Your certification indicates that you have evaluated the effectiveness of disclosure controls and procedures, while your filing indicates that you began evaluating the design and effectiveness of your disclosure controls and procedures and you will implement the controls and oversee the financial activities once the registration is effective. Please explain to us how you determined that you evaluated your disclosure controls and procedures as indicated in the certification filed as exhibit 31.1.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                            Sincerely,

                                                            /s/ Asia
Timmons-Pierce, for

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Manufacturing and
                                                            Construction